Mail Stop 3-9



September 17, 2004

Mr. Steven H. Kane
President and Chief Executive Officer
Protalex, Inc.
145 Union Square Drive
New Hope, PA  18938

Re:  	Protalex, Inc.
	Preliminary Proxy Statement on Schedule 14A, Filed September 14,
2004
	File No. 0-28385

Dear Mr. Kane:

This is to advise you that we have limited our review of the above referenced proxy statement for compliance with disclosure related to your 2003 Stock Option Plan proposal. More specifically, the document does not appear to provide all of the items required by Item 10 of Schedule 14A. For example, we note the document does not provide the new benefit plan information, nor does the document provide a description of the material features of the plan. Please revise your proxy statement to provide all of the information required by Item 10 of Schedule 14A. In addition, please file a copy of the 2003 Stock Option Plan as an exhibit to your proxy statement.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song P. Brandon at (202) 942-2831 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director